	Jackson Fund Services
	Fidelity Bond Coverage Requirements
	Determination Date: 9/30/09

		Total Assets (as of 9/30/09)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$32,587,249,204	$2,500,000
	JNL Variable Fund LLC	4,541,348,176	2,500,000
	JNL Investors Series Trust	870,255,047	1,000,000
		Total	$6,000,000

		Current Bond Coverage	$7,000,000	2

		Excess Coverage	$1,000,000

1	Maximum coverage required.
2	Expires on 6/24/10
	(Federal Insurance Company (Chubb))